Exhibit 99.3

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy—Annual Meeting to be held on May 31st, 2024 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. adjournment Every holder or has postponement the right to appoint thereof some . If you other wish person to appoint or company a person of or their company choice, other who than need the not persons be a holder, whose to attend names and are printed act on their herein, behalf please at the insert meeting the name or any of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered owners should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. as The recommended securities represented by Management by this. proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted 6. The securities represented by this proxy will be voted in favour of or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 11:00 a.m., Eastern Time, on May 29, 2024. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone To Vote Using the Internet Electronically To Receive Documents To the Virtually Meeting Attend • Call the number listed BELOW from a touch • Go to the following web site: • You can enroll to receive future securityholder • You can attend the meeting virtually by visiting tone telephone. www.investorvote.com communications electronically by visiting the URL provided on the back of this proxy. 1-866-732-VOTE (8683) Toll Free • Smartphone? www.investorcentre.com. Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting Voting by by mail mail or may by be Internet the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01ZPIA

Appointment of Proxyholder I/We being shareholder(s) of BRP Inc., hereby appoint(s): Print the name of the person you are Mr. José Boisjoli, or failing this person Mr. Martin Langelier. appointing if this person is someone other OR than the Management Nominees listed herein. Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/BRP and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. As my/our proxyholder, with full power of substitution, to attend, act and to vote for and on behalf of the shareholder in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual Meeting of Shareholders of BRP Inc. (the “Corporation”), to be held on May 31st, 2024 at 11:00 a.m. (Eastern Time) in a virtual-only format at https://web.lumiagm.com/489499147, or at any postponement or adjournment thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Against For Against For Against Fold 01. Elaine Beaudoin 02. Pierre Beaudoin 03. Joshua Bekenstein 04. José Boisjoli 05. Charles Bombardier 06. Ernesto M. Hernández 07. Katherine Kountze 08. Estelle Métayer 09. Nicholas Nomicos 10. Edward Philip 11. Michael Ross 12. Barbara Samardzich For Withhold 2. Appointment of Independent Auditor Appointment of Deloitte LLP, Chartered Professional Accountants, as Independent Auditor of the Corporation. For Against 3. Advisory Vote on Executive Compensation Adoption of an advisory non-binding resolution in respect of the Corporation’s approach to executive compensation, as more particularly described in the Management Proxy Circular dated April 25, 2024, which can be found at the Corporation’s website at ir.brp.com and under its profile on SEDAR at www.sedarplus.ca. Fold Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements – Mark this box if you Annual Financial Statements – Mark this box if you Information Circular – Mark this box if you would like would like to receive Interim Financial Statements and would like to receive the Annual Financial Statements and to receive the Information Circular by mail for the next accompanying Management’s Discussion and Analysis accompanying Management’s Discussion and Analysis securityholders’ meeting. by mail. by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. QRPQ 365214 AR1 01ZPJB